[redacted]

OD 9/13/13

SEC FILE NUMBER
8- 44352

SEC MAIL PROCESSING
RECEIVED
AUG 30 2013
WASH, D.C.
193 SECTION

SECURITII 13025749 ...IVED

Washington, D.C. ...

FORM X-17A-[redacted] PM 2:27

PART III SEC / TM

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Onyx Partners, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

OFFICIAL USE ONLY ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3605 Town Center Drive, Suite A
(No. and Street)

Las Vegas (City) NV (State) 89135 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cathy Daniels (702) 365-6699
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

De Joya Griffith, LLC
(Name – *if individual, state last, first, middle name*)

2580 Anthem Village Drive, Henderson, NV 89052
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OD 10/4/13

OATH OR AFFIRMATION

I, Andrew J Astrachan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Onyx Partners, Incorporated, as

of June 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CATHY M. DANIELS
Commission # 1963182
Notary Public - California
Los Angeles County
My Comm. Expires Dec 9, 2015

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ONYX PARTNERS, INCORPORATED
(SEC Identification No. 8-44352)

Independent Registered Public Accounting Firm
AUDITOR'S REPORT

FINANCIAL STATEMENTS

and

SUPPLEMENTAL INFORMATION

June 30, 2013

ONYX PARTNERS, INCORPORATED

Table of Contents

DE JOYA GRIFFITH
Certified Public Accountants and Consultants

Independent Auditor's Report

To the Board of Directors and Stockholders
Onyx Partners, Incorporated

We have audited the accompanying financial statements of Onyx Partners, Incorporated, (the "Company"), which comprise the balance sheets as of June 30, 2013 and 2012, and the related statements of operations, stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Corporate Headquarters:
De Joya Griffith, LLC
2580 Anthem Village Drive, Henderson, NV 89052 Phone: (702) 563-1600 Fax: (702) 920-8049

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Onyx Partners, Incorporated as of June 30, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

De Joya Griffith, LLC

De Joya Griffith, LLC
Henderson, Nevada
August 20, 2013

ONYX PARTNERS, INCORPORATED
BALANCE SHEETS
(AUDITED)

ASSETS

	June 30, 2013	June 30, 2012
Current assets		
Cash	$ 363,393	$ 199,824
Prepaid expense	3,408	5,897
Total current assets	366,801	205,721
Property and equipment, net	41,716	58,558
Total assets	$ 408,517	$ 264,279

LIABILITIES AND STOCKHOLDER'S EQUITY

	2013	2012
Current liabilities		
Accounts payable and accrued expenses	$ 550	$ 229
Automobile note payable	-	21,135
Total current liabilities	550	21,364
Total liabilities	550	21,364
Stockholder's equity		
Common stock; no par value; 100,000 shares authorized, 2,000 issued and outstanding, respectively	137,000	137,000
Additional paid-in capital	914,942	650,000
Accumulated deficit	(643,975)	(544,085)
Total stockholder's equity	407,967	242,915
Total liabilities and stockholder's equity	$ 408,517	$ 264,279

See Accompanying Notes to Financial Statements.

ONYX PARTNERS, INCORPORATED
STATEMENTS OF OPERATIONS
(AUDITED)

	For the Year Ended June 30, 2013	2012
Revenues		
Fee income	$ --	$ --
Cost of revenues	--	--
Gross profit	--	--
Operating expenses		
Communications	7,055	5,426
Depreciation	16,842	17,232
Employee compensation and benefits	32,000	130,000
Office supplies and expense	11,731	10,743
Other operating expenses	15,162	14,685
Professional fees	14,071	13,226
Payroll taxes	2,170	8,971
Travel and entertainment	450	4,704
Total operating expenses	99,481	204,987
Operating loss	(99,481)	(204,987)
Other income (expense)		
Interest income	455	785
Interest expense	(64)	(368)
Total other income (expense)	391	417
Net loss before income tax provision	(99,090)	(204,570)
Income taxes - CA franchise tax	800	800
Net loss	$ (99,890)	$ (205,370)
Basic loss per common share	$ (49.95)	$ (102.69)
Basic weighted average common shares outstanding	2,000	2,000

See Accompanying Notes to Financial Statements.

ONYX PARTNERS, INCORPORATED
STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED JUNE 30, 2013 AND 2012
(AUDITED)

	Common Stock		Additional	Accumulated	Total Stockholder's
	Shares	Amount	paid-in capital	deficit	Equity
Balance, June 30, 2011	2,000	$ 137,000	$ 650,000	$ (338,715)	$ 448,285
Net loss	-	-	-	(205,370)	(205,370)
Balance, June 30, 2012	2,000	137,000	650,000	(544,085)	242,915
Shareholder contribution, August 14, 2012	-	-	250,000	-	250,000
Shareholder contribution, June 30, 2013	-	-	14,942	-	14,942
Net loss	-	-	-	(99,890)	(99,890)
Balance, June 30, 2013	2,000	$ 137,000	$ 914,942	$ (643,975)	$ 407,967

ONYX PARTNERS, INCORPORATED
STATEMENTS OF CASH FLOWS
(AUDITED)

	For the Year Ended June 30, 2013	2012
Cash flows from operating activities:		
Net loss	$ (99,890)	$ (205,370)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	16,842	17,232
Changes in operating assets and liabilities:		
Change in prepaid expenses	2,489	(2,889)
Change in accounts payable	321	159
Net cash used by operating activities	(80,238)	(190,868)
Cash flows from investing activities:		
Purchase of fixed assets	--	(2,093)
Net cash used by investing activities	--	(2,093)
Cash flows from financing activities:		
Payments on note payable	(21,135)	(36,042)
Contribution from shareholder	264,942	--
Net cash provided (used in) by financing activities	243,807	(36,042)
Net change in cash	163,569	(229,003)
Cash, beginning of period	199,824	428,827
Cash, end of period	$ 363,393	$ 199,824
Cash paid for:		
Interest paid	$ 64	$ 368
Taxes paid - CA franchise tax	$ 800	$ 800

See Accompanying Notes to Financial Statements.

ONYX PARTNERS, INCORPORATED
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2013
(AUDITED)

NOTE 1 – ORGANIZATION

Onyx Partners, Inc., a California corporation, was formed in August 1990 and was granted its registration as a broker-dealer in securities under the Securities Exchange Act of 1934 in December 1991. Onyx Partners, Incorporated (the "Company" or "Onyx") was qualified as a broker-dealer with the National Association of Securities Dealers (now known as the Financial Industry Regulatory Authority (FINRA)) in May 1993.

In connection with its activities as a broker-dealer, the Company intends to hold no funds or securities for customers, and does not intend to execute or clear customer transactions. Accordingly, it is exempt from provisions of SEC Rule 15c3-3 relating to the physical possession or control of such funds or securities.

The Company is also a registered investment adviser with the California Department of Corporations. For investment adviser purposes, the Company itself holds no funds or securities for customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Definition of Fiscal Year:

The Company's fiscal year is June 30.

Cash and Cash Equivalents:

Cash equivalents consist of highly liquid investments with maturities of three months or less from the date of acquisition. Cash and cash equivalents are on deposit with financial institutions without restrictions.

Fair Value

The fair value of financial instruments classified as current assets or liabilities, including cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued expenses approximate carrying value, principally because of the short maturity of those items.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reported period. Actual results could differ from these estimates.

Concentration of credit risk:

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash. The Company maintains cash balances at financial institutions that may, at times, exceed amounts insured by the Federal Deposit Insurance Corporation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition:

Revenue is recognized when earned and realization is reasonably assured.

Property and Equipment:

Property and equipment are stated at cost less accumulated depreciation. Property and equipment are depreciated over the estimated useful lives of the assets on a straight line basis. Estimated useful lives of the assets are between three to five years.

Property and equipment as of June 30, 2013 and 2012 consisted of the following:

	June 30, 2013	June 30, 2012
Furniture and equipment	$ 8,200	$ 8,200
Vehicle	74,617	74,617
Less: Accumulated depreciation	(41,101)	(24,259)
Total property and equipment	$ 41,716	$ 58,558

Depreciation expense for the fiscal years ended June 30, 2013 and 2012 was $16,842 and $17,232, respectively.

Basic Earnings Per Share:

Basic earnings per share of common stock were computed by dividing income available to common stockholders (net income, less the preferred stock dividend requirement), by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Company has issued no dilutive potential common shares.

Income Taxes:

The Company accounts for income taxes in accordance with accounting guidance now codified as FASB ASC Topic 740, "*Income Taxes*". This Statement establishes financial accounting and reporting standards for the effects of income taxes that result from an enterprise's activities during the current and preceding years. It requires deferred tax assets be recognized for temporary differences that will result in deductible amounts in future years and for carryforwards. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

NOTE 3 – RECENT ACCOUNTING PRONOUNCEMENTS

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company's results of operations, financial position, or cash flow.

ONYX PARTNERS, INCORPORATED
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2013
(AUDITED)

NOTE 4 – LEASE COMMITMENTS

Beginning January 1, 2013 the Company entered into a one-year lease agreement for office space at a cost of $320 per month.

Lease expense for the fiscal years ended, June 20, 2013 and 2012 was $3,837 and $3,837 respectively.

NOTE 5 – CAPITAL CONTRIBUTIONS

On August 14, 2012 the sole officer of the Company Andrew J. Astrachan, contributed $250,000 for the purpose of maintaining minimum net capital requirements as required by a registered Broker Dealer. No common stock was exchanged for the contribution. On June 30, 2013 the sole officer of the Company Andrew J. Astrachan reimbursed the Company $14,942 for personal use of the Company's assets. This reimbursement is recorded as a capital contribution on the Statement of Stockholder's Equity.

NOTE 6 – INCOME TAXES

The Company has losses carried forward for income tax purposes for June 30, 2013 and 2012. There are no current or deferred tax expenses for the period ended June 30, 2013 or 2012 due to the Company's loss position. The Company has fully reserved for any benefits of these losses. The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, as appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carryforward period.

Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes.

The composition of the Company's deferred tax assets as at June 30, 2013 and 2012 is as follows:

	June 30,	
	2013	2012
Net operating loss carryforward	$ (999,681)	$ (868,241)
Statutory federal income tax rate	35%	35%
Deferred tax asset	(349,888)	(303,884)
Less: Valuation allowance	349,888	303,884
Net refundable amount	$ -	$ -

The potential income tax benefit of these losses has been offset by a full valuation allowance.

As of June 30, 2013 and 2012, the Company has an unused operating loss carry-forward balance of approximately $984,738 and $868,241 respectively, which begins to expire in 2027.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, of no less than the greater of $100,000 or 6.667% of aggregate indebtedness and a maximum ratio aggregate indebtedness to net capital of 12-to-1. Also in accordance with the Securities and Exchange Commission Uniform Net Capital Rule 17a-11, the Company must maintain 120% of its minimum net capital requirement. At June 30, 2013, the Company has net capital, as defined, of $ 362,843 which was in excess of its required net capital by $ 262,843. The Company's ratio of aggregate indebtedness to net capital at June 30, 2013 was 0.0015 to 1 (see schedule I in supplemental information).

ONYX PARTNERS, INCORPORATED
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2013
(AUDITED)

The audit has been made primarily for the purpose of expressing an opinion on the basic financial statements taken as a whole. The following supporting schedules, although not considered necessary for a fair presentation of the financial condition, changes in stockholder's equity, and income in conformity with U. S. generally accepted accounting principles, are presented for supplementary analysis purposes, and have been subjected to the audit procedures applied in the audit of the basic financial statements. The following schedules and statements pertain to the Company's reporting responsibilities to the Securities and Exchange Commission [SEC] and the Financial Industry Regulatory Authority [FINRA].

ONYX PARTNERS, INCORPORATED
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2013
(AUDITED)

ONYX Partners, Incorporated

SCHEDULE I - COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS

June 30, 2013

	Total stockholder's equity qualified for net capital	$	407,967
	Additions		-
	Total		407,967
Deductions			
	Prepaid Expenses		3,408
	Fixed Assets		41,716
			45,124
Net Capital			362,843
Minimum Net Capital required			100,000
Excess Capital		$	262,843
Minimum net capital at 120%		$	120,000
Total aggregate indebtedness included in statement of financial condition		$	550
Ratio of aggregate indebtedness to net capital			0.0015 to 1

ONYX PARTNERS, INCORPORATED
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2013
(AUDITED)

ONYX Partners, Incorporated

SCHEDULE II – Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2013

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c-3-3(k)(2)(i).

SCHEDULE III – Information Relating to Possession or Control Requirements Under Rule 15c3-3
June 30, 2013

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(i) exemptive provision.

SCHEDULE IV – Reconciliation of Net Capital Pursuant to Rule 17a-5(d)(4)
June 30, 2013

The following is a reconciliation, as of June 30, 2013 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4).

Unaudited	$ 362,843
Audit Adjustments:	
None	-
Audited	$ 362,843

DE JOYA GRIFFITH
Certified Public Accountants and Consultants

INDEPENDENT REGISTERD PUBLIC ACCOUNTING FIRM REPORT ON INTERNAL ACCOUNTING CONTROLS REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Onyx Partners, Incorporated
Las Vegas, Nevada

In planning and performing our audit of the financial statements and supplemental schedules of Onyx Partners, Incorporated for the year ended June 30, 2013, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Onyx Partners, Incorporated, including test of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities account for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making the quarterly securities examination, counts, verifications, and comparisons
2) Recordation of differences required by Rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity of generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations of internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design or operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants (AICPA). A material weakness is a condition I which the design or operation of the

specific internal control components does not reduce to a relatively low level of risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and may not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including internal control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Director's, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purposes.

De Joya Griffith, LLC

De Joya Griffith, LLC
Henderson, Nevada
August 20, 2013